CONSULTING AND PARTICIPATION AGREEMENT

This Consulting and Participation Agreement (the “Agreement”) is effective as of January 10, 2010,and is made by and between m-Wise, Inc., Inc, a Delaware corporation, ("m-Wise") with offices at 3 Sapir Street, Herzeliya, Israel and  TMT Strategic Advisors (“COMPANY”), with offices located at 454 N Oakhurst Drive #302, Beverly Hills, CA 90210, USA (each a “Party” and collectively, the “Parties”).

Recitals

A.	m-Wise is a company that provides products and services in the field of Telecommunication and Entertainment.

B.	COMPANY is a company that among other things, provides consulting, advisory, and brokering services to clients in the telecommunications and/or entertainment industry.

C.
m-Wise is desirous of engaging COMPANY to provide consulting and brokering services on a non-exclusive basis to promote m-Wise’s products and services in the territories agreed by the parties from time to time in writing, and COMPANY desires to enter into a relationship with m-Wise to provide such services as described herewith.

Therefore, the parties agree as follows:

1.
COMPANY, at its own expense, shall explore opportunities with companies that may be interested in purchasing m-Wise’s products or services or in entering into other business transactions with m-Wise. COMPANY shall arrange introductions and contacts between m-Wise and such companies, and shall provide support where requested to assist in the transactions between them. This engagement for such services shall be on a non-exclusive basis unless otherwise agreed in writing between the parties.

2.
In the event that COMPANY introduces to m-Wise (i) a prospective customer or business partner with whom m-Wise was previously personally unacquainted (“Customer”), and/or (ii) a prospective transaction of which m-Wise was unaware but with a company previously acquainted with m-Wise (“Transaction”), m-Wise shall determine, at its own and complete discretion, whether to enter into a business relationship with the Customer or to enter into the Transaction. COMPANY shall have no claims against m-Wise if it determines not to enter into such business relationship or transaction.

3.
M-Wise shall pay COMPANY a sum of $20,000 (twenty thousand US dollars) against a three months process that will be conducted by COMPANY in which COMPANY shall deliver at least 12 (twelve) qualified meetings between m-Wise and potential Customers, specified in the list set as Appendix A herewith, where the Customer will be represented in that meeting by personnel who have decision authorities in matters related to signing Transactions with m-Wise (“Qualified Meeting”, “Business Development Fee”). In addition m-Wise shall pay COMPANY a sum of $100 (one hundred US Dollars) against any delivered Qualified Meeting (“Meeting Fee”). Notwithstanding the above M-Wise shall pay company an additional fee of $5,000 (five thousand US dollars) in case number of Qualified Meetings reaches 18 meetings or above (“Additional Business Development Fee”).

4.
Payment of Business Development Fees to COMPANY according to section 3 above shall be done by issuance of m-Wise stocks to COMPANY or to persons appointed by COMPANY. Promptly after the execution of this Agreement m-Wise shall register 1,000,000 common shares on COMPANY’s or COMPANY’s appointed person’s name and shall then issue stocks to COMPANY following COMPANY’s performance as described in section 3 above where the value of the issued stocks shall reflect sums payable to COMPANY as Business Development Fees or Additional Business Development Fees at the issuance date. In case COMPANY delivers less that 12 qualified meetings in a period of 4 months as of execution of this agreement then number of stocks issued to COMPANY shall be reduced proportionally (i.e. if only 10 meetings are delivered COMPANY shall received 10/12 X $20,000 in issued stocks). In case COMPANY achieves 18 Qualified Meetings or more m-Wise shall further issue to COMPANY additional m-Wise stocks which will be paid to COMPANY as Additional Business Development Fee. Payment of Meeting Fees shall be paid to COMPANY in cash.

5.	M-Wise shall reimburse COMPANY’s expensed related to the efforts specified in this agreement only upon prior approval sent by m-Wise to COMPANY in writing.

6.
Notwithstanding the above, in the event that COMPANY introduces m-Wise to a third party (“Buyer”) and such third party enters into a transaction to merge or acquire an interest in m-Wise (including an acquisition of substantially all m-Wise’s assets), COMPANY shall be entitled to compensation based on the amount of such purchase/sale price in accordance with the following formula:

Transaction Size	Fee
$1,000,000 - $5,000,000	1.5%
$5,000,000 - $10,000,000	3%
Over $10,000,000	4%

7.
Payment shall be made to COMPANY by m-Wise by the 30th day of each calendar month for revenues received by m-Wise in the previous calendar month. m-Wise shall prepare and provide with the payment a written accounting each month detailing the amounts of gross revenue that it received (i) from each Customer,  and (ii) for each Transaction, and shall state any deductions that are taken for expenses related thereto. Payment of the amounts due to COMPANY shall be made by wire transfer to a bank account designated by COMPANY in writing to m-Wise.

8.
This Agreement shall be effective as of the execution date thereof, and shall remain in force for a period of six months. However, COMPANY shall be entitled to receive fees under paragraph 6 above for Transactions executed between m-Wise and Buyers under this agreement in a period of up to six months after the termination of this agreement;

9.
Upon written request, but not more then once a year, m-Wise shall provide COMPANY, with a letter signed by m-Wise CFO and CEO specifying all net amounts actually received from Buyers and certifying that m-Wise's is in compliance with Section 6 of this Agreement. Similar letter may be provided by m-Wise auditors on Company’s own expense. This clause shall remain in effect as long as Company is entitled to receive Commissions, and for a period of one year thereafter

10.	Each Party represents and warrants to the other Party that the individual executing this Agreement on its behalf has the requisite power and authority to bind that party to the terms hereof.

11.	The Parties are independent firms and are not in partnership nor shall there be deemed to be any relationship between them for any purpose whatsoever, including that of employer/employee.

12.
Company has no right or authority to create, in writing or otherwise, any obligation of any kind, to sign any agreement, or quote prices, on behalf of m-Wise, unless Company has obtained the prior written consent of m-Wise. Company shall not represent m-Wise and m-Wise’s Products beyond the information provided by m-Wise in writing. m-Wise reserves the right to determine in its sole discretion all prices of Products and the acceptability of any contract or order. m-Wise shall have the sole and absolute right to decide whether or not to negotiate with a potential client, to make any offer or to accept any offer from any potential client, without any liability to Company or Sub Agent and shall have no liability to Company or Sub Agent in respect of its failure to enter into and/or comply with the terms of any agreement.  No party shall have the authority to bind any other party except as set forth herein and no party shall be responsible for oversight or supervision of any other party or be liable for the acts or omissions of any other party.

13.
Title and all ownership rights and/or copyright to m-Wise's products or services, including any associated documentation, and any updates, improvements, alterations or modifications thereto and all copies and reproductions thereof, no matter by whom made, shall be retained at all times by m-Wise. Company shall promote m-Wise's products and services (including all promotional activities) only under the trademarks applied to them by m-Wise, and prominently display such trade name and m-Wise as the copyright holder of the products and services in all appropriate marketing media.

14.	COMPANY and m-Wise shall have the right to assign this Agreement to a third party only upon the written consent of the other party hereto.

15.
For a period of two (2) years from the date of receipt of Confidential Information (as defined below), both parties hereto shall refrain from (i) divulging any Confidential Information to any third party or to any of its employees or outside advisors who do not have a need to know such information, or (ii) using any Confidential Information for its own use or benefit other than for the purpose of fulfilling its obligations under this Agreement.

(a)
Confidential Information includes without limitation: (i) any information or material proprietary to the disclosing party; and (ii) any information not generally known by respective non-company personnel; and (iii) any information which the Receiving Party should know the Disclosing Party would not wish to have revealed to others or used in competition with the Disclosing Party. The Confidential Information includes but is not limited to the following types of information and other information of a similar nature (whether or not reduced to writing): Inventions (as defined below), development procedures, “know-how”, specifications, models, software and other technology in various stages of development, diagrams, data, flowcharts, spreadsheets, marketing and development plans, customer names and other information related to customers, price lists, pricing policies, supplier lists, and financial information.

(b)
For the purposes of this Agreement, “Inventions” shall mean ideas, designs, creations, concepts, techniques, inventions, improvements, discoveries, and works of authorship, whether or not patentable or protectable by copyright, mask work or patent, whether or not fixed in a tangible medium of expression and whether or not reduced to practice, including but not limited to the nature and results of research and development activities, processes, formulae, devices, designs, processes, computer programs, and methods, together with any improvements thereon or thereto, derivative works or applications derived therefrom, and know-how related thereto.

(c)
The obligations of the Receiving Party regarding the confidentiality of Confidential Information shall not apply to any information which (i) is contained in a generally available publication bearing a date prior to the date of this Agreement; (ii) is or becomes available to the public other than as a result of improper action by the Receiving Party; (iii) is known by the Receiving Party from a source independent of any restrictions imposed by the Disclosing Party or becomes rightfully known to the Receiving Party from such source; (iv) shall be or has been independently developed by Receiving Party; (v) is furnished by the Disclosing Party to a third party without explicit or implied restrictions of confidentiality on the third party's rights to disclose same; or (vi) is required to be disclosed under applicable law, subject to the Receiving Party giving the Disclosing Party prior notice thereof.

16.
NO PARTY SHALL UNDER ANY CIRCUMSTANCES BE LIABLE TO THE OTHER PARTY FOR INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, LOSSES, LIABILITIES, COSTS, OR EXPENSES (INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, GOODWILL, REVENUE, OR BUSINESS) RESULTING FROM OR IN ANY WAY RELATED TO THIS AGREEMENT, OR THE TERMINATION OF THIS AGREEMENT. THIS LIMITATION APPLIES REGARDLESS OF WHETHER SUCH DAMAGES ARE SOUGHT BASED ON BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY OR ANY OTHER LEGAL OR EQUITABLE THEORY.

17.
This Agreement sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes and replaces all prior agreements and negotiations, whether written or oral, with respect thereto. This Agreement shall not be altered or amended except by writing executed by each party.

18.	This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute but one and the same instrument.

19.	This Agreement shall be governed and construed in accordance with the laws of the State of Israel.

20.
No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by m-Wise and COMPANY. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

21.	The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

m-Wise, Inc.	COMPANY

By: Zach Sivan_______________________	By: Leonard Shapiro___________
Title: CEO_________________________	Title: Partner, TMT___________________
Signature: _/s/Zach Sivan______________	Signature: /s/ Leonard Shapiro________________